Exhibit 21

List of Subsidiaries

Name of Entity	Jurisdiction of Incorporation
Leo Motors, Co. Ltd.	Republic of Korea
LGM Co. Ltd.	Republic of Korea
Leo Trading, Inc.	Republic of Korea
Leo Motors Factory 1	Republic of Korea
Leo Motors Factory 2	Republic of Korea